HAHA Generation Corp.
4F, No. 132, Songshan Road, Xinyi District
Taipei City, 110, Taiwan (Republic of China)

January 13, 2016

United States Securities and Exchange Commission
Washington D.C. 20549
Division of Corporate Finance
Mail Stop 3561

Attention: John Reynolds, Assistant Director, Office of Beverages, Apparel, and Mining

Re:  HAHA Generation Corp.
Registration Statement on Form S-1
Filed October 16, 2015
File Number 333-207458

Dear Mr. Reynolds:

We have received and read your letter dated November 12, 2015, regarding the above-referenced registration statement.  In that letter, you have requested that we respond to this letter by amending that registration statement and providing the requested information.  Accordingly, we have amended that registration statement to provide the requested information (the “Amended Registration Statement”).

In response to the comments specified in your letter, please be informed as follows:

Comments:

Security Ownership of Management and Certain beneficial Security Holders, page 39

1.	We note your risk factor on page 8 stating that Ms. Liao and her family members beneficially own 85% of your outstanding shares. Please include all greater than 5% shareholders in the table or explain to us why this disclosure is not applicable to your filing. See Item 403(a) of Regulation S-K.

Response:

The Amended Registration Statement discloses all of the greater than 5% shareholders.

Certain Relationships and Related Transactions, page 40

2.	We note that the Marketing and Distribution Agreement between the company and Shinin Silica Co., Ltd. was signed on behalf of Shinin by Mark Liao. If there is any immediate family member relationship between Mark Liao and Ms. Liao, please disclose. See Instruction 1(a)(iii) to Item 404(a) of Regulation S-K.

United States Securities and Exchange Commission
January ___, 2016

Response:

The Amended Registration Statement discloses that Mark Liao is another name for Ren-Li Liao, who is Ms. Liao’s father.

3.	We note your disclosure on page 33, and elsewhere, that Ms. Liao family members were issued shares of common stock on December 8, 2014. Please disclose the information required by Item 404(a) of Regulation S-K regarding the transaction with Ms. Liao’s family members.

Response:

The Amended Registration Statement discloses information regarding the issuance of our shares of common stock to Ms. Liao’s family members.

4.	Please state the names of your promoters in this section of the filing. See Item 404(c)(1)(i) of Regulation S-K.

Response:

The Amended Registration Statement discloses the names of our promoters.

Hopefully, the provisions of the Amended Registration Statement and this letter respond adequately to the comments specified in your letter dated November 12, 2015.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.

Thank you.

Sincerely,

HAHA Generation Corp.,
a Nevada corporation

/s/ Hsuan-Hsien Liao
Hsuan-Hsien Liao
Its: President